Exhibit 99.3

TechStyle Deploys NICE WFM Integrated with in Contact Solution to
Create a Unified Global Platform for Greater Customer Service and
Employee Satisfaction

Leading Lifestyle Company empowers its employees across six countries by deploying NICE's cloud Workforce Management Platform

Hoboken, N.J., February 7, 2017 – NICE (Nasdaq:NICE) today announced that the TechStyle Fashion Group, a dynamic global lifestyle company, has deployed a unified cloud workforce management (WFM) platform for their global organization of 680 customer-facing agents. This project, which integrates capabilities from NICE and inContact, allows agents in Los Angeles, Barcelona, the Philippines, Mexico, Poland and Serbia to enjoy advanced agent empowerment capabilities, while providing the company enhanced insights into operational metrics for greater efficiency.

TechStyle replaced its previous provider for North American site operations with the NICE platform, which offers more accurate forecasting and reporting capabilities. Additionally, company agents have been able to take more control of their scheduling via NICE's Webstation, a single portal for WFM and performance data, allowing agents to manage time off requests, vacation requests and shift bids.

TechStyle worked together with NICE and inContact to deliver the project in just six weeks in order to be prepared for one of their peak selling seasons. NICE's cloud WFM platform integrates with the existing inContact Customer Interaction Cloud platform, receiving and tracking real-time data directly from the inContact automatic call distribution system to provide reliable and expedient agent activity information. inContact's multi-channel intraday contact data is also used by the NICE cloud WFM solution to help TechStyle forecast and generate schedules for multiple sites, giving them the right mix of schedules to tackle their busy season.

Mike Shay, Senior Vice President, Global Member Services, TechStyle
"Our move to NICE was based upon two important factors. First, we were looking for the best cloud offering on the market, which would allow our customer-centric operation to continue to evolve into an efficient and engaged organization that delights our customers and rewards our employees. NICE was the clear choice. And second, we were impressed with NICE's ability to work with inContact to go live within a very aggressive timeframe, which displays their commitment to our company's success."

Yaron Hertz, president, NICE Americas
"Our partnership with TechStyle is an excellent example of how companies whose business model is built around a first-rate customer experience, can transform their customer-facing organization through the adoption of cloud-based workforce management tools. NICE's ability to offer the most advanced and integrated WFM capabilities in the cloud allows us to win an incredible amount of business."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256-5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.